Exhibit 12.87

DTE Energy Company
Computation of Ratio of Earnings to Fixed Charges

	Nine Months Ended	Year Ended December 31,
	September 30, 2018	2017	2016	2015	2014	2013
	(In millions)
Earnings:
Pretax earnings	$1,043	$1,287	$1,105	$950	$1,275	$922
Adjustments to earnings(a)	(55)	(19)	23	(3)	(15)	(26)
Fixed charges	432	561	493	473	453	461
Net earnings	$1,420	$1,829	$1,621	$1,420	$1,713	$1,357

Fixed Charges:
Interest expense(b)	$408	$531	$468	$446	$424	$432
Adjustments to fixed charges(c)	24	30	25	27	29	29
Fixed charges	$432	$561	$493	$473	$453	$461

Ratio of earnings to fixed charges	3.29	3.26	3.29	3.00	3.78	2.94
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(a)	Adjustments include the removal of the impact of earnings from non-consolidated entities and the inclusion of capitalized interest costs.

(b)	Includes interest on uncertain positions.

(c)	Adjustments include the interest element of rentals where determinable plus 1/3 of rental expense where no readily defined interest element can be determined and capitalized interest costs.